Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc. (the “Company”)

c/o Norton Rose Fulbright Canada LLP

1 Place Ville Marie
Suite 2500

Montreal, QC

H3B 1R1

Item 2                                                            Date of Material Change

May 1, 2017.

Item 3                                                            News Release

On May 1, 2017, the Company issued a news release indicating the material change, which was disseminated in Canada on the Business Wire news service.

Item 4                                                            Summary of Material Change

On May 1, 2017, the Company announced that the ZoptEC Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ as compared to patients treated with doxorubicin.

Item 5.1                                                  Full Description of Material Change

On May 1, 2017, the Company announced that the ZoptEC Phase 3 clinical study of Zoptrex™ (zoptarelin doxorubicin) in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ as compared to patients treated with doxorubicin.

The median overall survival period for patients treated with Zoptrex™ was 10.9 months compared to 10.8 months for patients treated with doxorubicin. This is not a statistically significant, clinically meaningful increase in overall survival and thus the ZoptEC Phase 3 clinical study did not meet its primary endpoint. In addition, Zoptrex™ generally performed no better than the comparator drug with respect to the secondary efficacy endpoints. For example, the median period of progression-free survival of the patients in the Zoptrex™ arm of the study was identical to that for patients in the doxorubicin arm. Finally, there was no meaningful difference between the two arms with respect to safety; the number of patients with cardiac disorders was similar — eight in the Zoptrex™ arm and nine in the doxorubicin arm. The results of the study are not supportive to pursue regulatory approval.

The Company further stated that, with this outcome, it does not anticipate conducting clinical trials of Zoptrex™ with respect to any other indications. Finally, the Company stated that its focus has now shifted entirely to filing its new drug application (an “NDA”) for Macrilen™ and, if the product is approved, to its commercial launch as soon as possible. The Company announced that it will also optimize its resources to be consistent with its focus on Macrilen™-related efforts. The Company currently intends to submit the Macrilen™ NDA in the third quarter of 2017 and, if the product receives FDA approval, to commercially launch the product in the first quarter of 2018.

As a result of the material change disclosed in this report, the Company is now heavily dependent on its Macrilen™ product. Macrilen™ (macimorelin acetate) is a novel orally available peptidomimetic ghrelin receptor agonist that stimulates the secretion of growth hormone by binding to the ghrelin receptor

(GHSR-1a) and that has potential uses in both endocrinology and oncology indications. The success of Macrilen™ will depend on several factors, including: receipt of marketing approvals from the FDA (and similar foreign regulatory authorities); launching commercial sales of the product; and acceptance of the product in the medical community and with third party payors. If the Company is unable to obtain FDA approval for or to commercialize Macrilen™, or if it experiences significant delays in doing so, the Company’s business will be materially harmed and its future and viability could be imperiled.

Item 5.2                                                  Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, General Counsel. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9                                                            Date of Report

May 1, 2017.